UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY
TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-17248

OWENS MORTGAGE INVESTMENT FUND, a California Limited Partnership

(Exact name of registrant as specified in its charter)

2221 Olympic Boulevard Walnut Creek, CA 94595 (925) 935-3840
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Limited Partnership Units
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) [X]

Rule 12g-4(a)(2) [ ]

Rule 12h-3(b)(1)(i) [X]

Rule 12h-3(b)(1)(ii) [ ]

Rule 15d-6 [ ]

Approximate number of holders of record as of the certification or notice date: ___0___1

1 On May 20, 2013, Owens Mortgage Investment Fund, a California limited partnership (“OMIF”) merged  with and into Owens Realty Mortgage, Inc., a Maryland corporation (“ORM”), as contemplated by the Agreement and Plan of Merger, dated January 23, 2013 (the “Merger Agreement”) (the “Merger”), with OMIF’s separate existence ceasing on the date of the Merger and ORM continuing as the surviving entity.  Pursuant to the Merger Agreement, each outstanding 25 units of limited partnership interest of OMIF (“LP Units”) was converted into one share of ORM common stock.  The units of OMIF representing the general partner interest of Owens Financial Group, Inc. were treated as follows: (a) the 1,496,600 units representing carried interest of the general partner were cancelled upon consummation of the Merger; and (2) the approximate 1,378,256 units representing the contribution interest of the general partner were converted into shares of ORM common stock in the same manner LP Units are converted into shares of ORM common stock. The 1,000 shares of Common Stock owned by William C. Owens, the sole stockholder of ORM prior to the Merger, were cancelled in exchange for $1,000 in the Merger. No fractional shares of ORM common stock were issued in connection with the Merger. Instead, cash adjustments were paid in respect of any shares of ORM common stock that were otherwise issuable, and the amount of such cash adjustments were determined in good faith by the board of directors of ORM. In connection with the Merger, ORM directly or indirectly succeeded to and continued to operate all of the business of OMIF.  The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act’).  This Form 15 relates solely to the reporting obligations of OMIF, which was merged with and into ORM, under the Exchange Act and does not affect the reporting obligations of ORM which is the successor to OMIF under the Exchange Act.  ORM, as the successor issuer, has assumed all reporting obligations under the Exchange Act since the date of the Merger.

Pursuant to the requirements of the Securities Exchange Act of 1934, Owens Realty Mortgage, Inc. (the successor by merger to Owens Mortgage Investment Fund, a California limited partnership),  has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date:          September 28, 2015                                          By: /s/William C. Owens
                    Name: William C. Owens
                    Title: President and Chief Executive Officer of Owens Realty Mortgage, Inc. (Successor by merger to Owens Mortgage Investment Fund, a California limited partnership)